P.E. 12/31/01


JAN 18 2002
354

U.S. POST OFFICE
DELAYED


02011439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K CIK# 892450

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

1-14926

For the month of December, 2001

Korea Telecom Corp.

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL P

Resolution on Issuance of Overseas Bonds with Warrants

We hereby inform you that the board of directors of Korea Telecom Corp. (NYSE symbol: KTC) has adopted a resolution to issue overseas bonds with warrants. Details are as follows:

1. Title of bonds: unsecured bonds with detachable warrants.
2. Aggregate face value: US$500 million (approximately Won 643,500 million).
3. Interest rate of bonds: 4.3%.
4. Maturity: three years(January 3, 2005).
5. Redemption of principal: lump-sum repayment on the date of maturity.
6. Matters regarding bonds:
   (1) Exercise price: Won 69,416.
   (2) Exercise period : between January 4, 2003 and December 30, 2003
   (3) Premium: 30%.
   (4) Adjustment of exercise price: price may be adjusted upon occurrence of certain events, including bonus issues, stock dividends and rights issues below market price.
   (5) Class of new shares to be issued upon exercise: common share.
7. Closing date: January 3, 2002.
8. Acquirer: Microsoft Corporation.
9. Resolution date of the board of directors: December 21, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 24, 2001

Korea Telecom Corp.

By: 

Name: Soo Ho Maeng

Title: Managing Director of the Finance and Accounting Office